Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Parvus Capital Corporation
5000 Eldorado Pkwy, Suite 150-440
Frisco, TX 75033
https://terrabiotics.com/

Up to $250,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Parvus Capital Corporation
Address: 5000 Eldorado Pkwy, Suite 150-440, Frisco, TX 75033
State of Incorporation: TX
Date Incorporated: April 16, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $250,000.00 | 25,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

COVID Disclosure Language

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering Maximum

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$200 | 2 Acre Club

Invest $200 and you'll receive a 10% lifetime discount on up to $2,500 purchase per year.

$500 | 50 Acre Club

Invest $500 and you'll receive a 15% lifetime discount on up to $3,500 purchase per year + we'll plant 3 trees in your honor.

$1,000 | 100 Acre Club

Invest $1,000 and you'll receive a 20% lifetime discount on up to $5,000 purchase per year + we'll plant 10 trees in your honor.

$2,500 | 250 Acre Club

Invest $2,500 and you'll receive a 25% lifetime discount on up to $10,000 purchase per year + 5% Bonus Shares + we'll plant 15 trees in your honor.

$5,000 | 500 Acre Club

Invest $5,000 and you'll receive a 30% lifetime discount on up to $15,000 purchase per year + 10% Bonus Shares + we'll plant 20 trees in your honor + Call with the Founder.

$10,000 | 1000 Acre Club

Invest $10,000 and you'll receive a 35% lifetime discount on up to $20,000 purchase per year + 15% Bonus Shares + we'll plant 25 trees in your honor + Annual call with the Founder for 3 years.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Terra Biotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Parvus Capital Corporation (dba Terra Biotics, Inc.) helps farmers, gardeners, and growers achieve healthier and larger plants that provide better flavor and higher yields. We formulate and blend organic nutrients together with beneficial soil microbes to optimize the soil food web and build a healthy root system for the plant. This allows the plant to thrive and reach its full potential.

The market for organic fertilizer is large and growing quickly. Our products are proven to work well and have been used on hundreds of farms across the country with great

reviews and ongoing orders.

Our company has an experienced leadership team that has grown multiple businesses in the past and is prepared to profitably grow Terra Biotics, Inc. over the next several years in the midst of this high growth industry.

In 2019, Parvus Capital acquired IP assets related to the formulating, manufacturing, and sale of soil amendments, treatments, nutrients, and fertilizers from Terra Biotics, Inc. Upon the acquisition of the IP assets, Parvus Capital hired the manufacturing staff from Terra Biotics, Inc. in order to maintain continuity and knowledge of the product.

We actively manufacture, promote, and sell organic fertilizers. We have over 25 different products, most of which are micronized water-soluble powders that are easy to mix and use on-site. This allows for longer shelf life, lower freight costs, and ease of use.

Terra Biotics has three main routes to market or revenue streams. First is selling directly to farmers and growers at retail markups. The second is through resellers and retail stores. This includes soil consultants, fertilizer application companies, and retail grow supply stores. Our third route to market is to toll manufacture products for other brands when capacity allows. This allows us to increase our capacity utilization of the manufacturing equipment and help cover operating costs.

Competitors and Industry

The organic fertilizer market for North America was estimated at ~$1B in 2019, according to a Mordor Intelligence research report. The total market is growing at 13% a year and segments within are growing at 22% a year.

The market is fragmented, and there are no large dominant players. There are many smaller players competing within their specialty formulation type, crop type, or region. Examples of companies that we compete with include: Fox Farms, Advanced Nutrients, Agro-Thrive, Sustane, and Roots Organics.

Terra Biotics is providing a unique offering that combines macro and micronutrients, trace elements, soil bacteria, mycorrhizae, saprophytic fungi, and a multitude of beneficial microbes that work together with the root system to allow the plant to thrive at a cost-effective price point. Our products are water-soluble powders that are easier to ship and store than water-based products.

Current Stage and Roadmap

Current Stage

Terra Biotics makes a complete line of organic fertilizers that work well and is actively being sold and used on thousands of acres and in greenhouses across the country. We will continue to develop and launch new products periodically based on market needs.

In 2019 we achieved $104.8K in revenue. During the year we spent significant time

working with soil biologists, agronomists, growers, and farmers testing the products and confirming the value proposition. We provided samples to many growers across the country. This allowed them to test the products, gain confidence in the performance, and prepare for the 2020 grow season with broader application of our products.

We anticipate that 2020 will be more than double 2019 revenue and exceed $227K. Currently, our focus is on building brand awareness and credibility with growers. We have recruited brand ambassadors to showcase the results from using the products. This is leading to higher brand awareness on social media and increasing direct retail sales.

In 2020, a large hemp seed producer asked us to formulate a cost-effective biofertilizer that could be used in commercial operations and help their crops reach full potential. After developing this product for their use we launched it to the public as well in the 3rd quarter of this year. The product is called Ultra-Bio Boost, and we believe that it is positioned well to compete in the marketplace with higher biological concentrations as well as a higher number of strains included for a better price point.

We have also developed a potting soil to complement the organic fertilizer product line. This potting soil has been tested, and we anticipate a launch of the product in early 2021.

<u>Roadmap</u>

Our next step will be to hire an outgoing sales & marketing team to accelerate the efforts in brand building, developing a large retail footprint, and to drive face to face interactions with growers in high growth regions.

In 2021, we anticipate hiring two additional sales team members. They will have the responsibility to visit farms and growers directly but also to work with retailers that are local to the growers and convince them to stock the products. Key areas of focus will be Oklahoma, Texas, Arkansas, and Missouri. We will follow up with additional sales focus in other areas of growth.

Growth will be focused on expanding direct sales to growers and expanding our retail sales footprint. Our goal is to add two to four new retail customers in 2021 and five to six new retailers in 2022. The sales team will have a 600% growth target in direct to grower sales for the 2021 year to increase sales to $300k in this customer segment.

The Team

Officers and Directors

Name: Jared Elliott

Jared Elliott's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: April 16, 2019 - Present
  Responsibilities: Lead and guide the company, determine the strategic direction of the company. In 2021 anticipated salary will be $15,000/month with the potential for a bonus based on performance of the company

- **Position:** Director
  Dates of Service: April 16, 2019 - Present
  Responsibilities: Management of the company as defined in the company Bylaws. Currently directors do not receive any salary.

- **Position:** Treasurer
  Dates of Service: April 16, 2019 - Present
  Responsibilities: Oversee financial and reporting requirements of the company. Currently no remuneration for this role.

- **Position:** Secretary
  Dates of Service: April 16, 2019 - Present
  Responsibilities: Record shareholder and board of director meetings as required. No remuneration at this time.

Other business experience in the past three years:

- **Employer:** Bestolife Corporation
  Title: President
  Dates of Service: August 01, 2014 - November 15, 2018
  Responsibilities: Lead and guide the strategic direction of the company. Base salary of $300,000/year with annual bonus of up to 100% match of salary.

Other business experience in the past three years:

- **Employer:** Parvus Group, LLC
  Title: Managing Director
  Dates of Service: December 14, 2018 - April 01, 2020
  Responsibilities: Search for companies to acquire. Sole member LLC set up for the purpose of acquiring a company. Parvus Group has been dissolved.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the organic fertilizer industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds" or reevaluate the business plan.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured product samples for testing of our future Potting & Living Soils product line. Delays or cost overruns in the development of our Potting & Living Soils and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might

result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
The organic fertilizer and biofertilizer markets have strong competition from many different players. While the market is growing at a fast pace many factors could influence the company growth rate. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Terra Biotics, Inc was formed on April 16, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Terra Biotics, Inc has incurred a net loss and has had limited revenues generated since

inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that organic farming and growing is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Raw Material Supply
We buy raw materials that are certified organic from many different suppliers and then combine those raw materials into formulations with desired attributes and properties. While there are many different raw material sources, if key raw material sources were to lose their organic certification or become unavailable this might impact business operations while we find and test alternative sources of supply. This could have a financial impact on the operations of the company.

Market Conditions
While the demand for organic fertilizers and biofertilizers is large and is growing at a fast rate there are several factors that influence the short term market conditions. Examples of such risks include natural disasters such as storms and flooding that stop farm operations. Other examples include trade tariffs that reduce the export demand for agricultural products such as soybeans, corn and wheat. These types of risks impact the demand for fertilizers and the pricing of said fertilizers and could impact the revenue and profitability of the company.

Seasonality of demand
The demand for agricultural products and specifically products such as fertilizer have variability in demand due to the seasonality of planting and growing crops. Spring and summer have a high demand for products while fall and winter often have lower demand levels for our products. This seasonality is important in planning to operate efficiently and cost effectively. If the company were to miss the high demand season this can adversely effect annual sales.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Parvus Capital Corporation 401k Plan F/B/O Jared David Elliott	777,309	Common Stock	96.07
Jared Elliott	31,818	Common Stock	3.93

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 25,000 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 809,127 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $127,215.00
  Number of Securities Sold: 12,715
  Use of proceeds: To acquire the product formulations, equipment, IP, processes, know how, raw materials, and equipment
  Date: May 03, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Since the company formation in 2019, the company has taken efforts to confirm smooth manufacturing and operations, validated the product offering value proposition, put effort into building brand awareness and engaged in communications with many potential new customers. These efforts have started to pay off with company brand recognition increasing, new customers trying the products, and customers sharing their experience growing with our products on social media.

We have gained customers in the fast growing hemp and cannabis markets as well as continued supplying our base of row crop customers. One of our growers won the Texas Hemp Cup People's Choice award and other growers regularly post positive feedback and pictures on social media. This has led to additional interest from potential new customers. We follow up with these leads and repeat the process.

The growing market demand, increased brand awareness and social media promotions has led to an increase in new customers and increase in online retail sales.

2019 was a good year for revenues with a total of $104,817. Sales were mainly to existing repeat customers that buy wholesale or as a reseller to row crop farms across

the upper midwest and other states across the country.

2020 saw an increase in retail sales sold online direct to growers with revenue surpassing $48k for the year. Online retail sales is a way for the company to gain higher margin sales and flatten out the seasonality of the sales to larger farm operations through the wholesale sales. 2020 YTD revenue reached $228.9k.

Cost of Goods Sold

Cost of sales includes cost of the raw materials, shipping costs to the customer and manufacturing labor costs. Capacity utilization is low with current staffing and sales levels and COGS was 49.9% of revenue in 2019. In 2019 we used existing raw materials which improved our cost basis. In 2020 we have started replenishing raw materials, provided many free samples to potential customers, and 2020 COGS are at 57.8% of revenue. As sales revenue increase going forward, there will be a positive impact with economies of scale and we forecast an improved COGS percentage over time.

Gross Margins

Gross margins in 2019 were $52,509 which was 50% of revenue. In 2020 the increase in COGS was partially offset with the increase in retail sales with margins of 42.2%. Our goal will be to increase this to over 50% as we continue to grow.

Expenses

Total operating expenses in 2019 were $66,651 which was 63.6% of revenue. 2020 operating expenses were $154,966. $42,133 of this increase will be from payments towards short term liabilities and the remaining from increases in marketing activities used to build brand awareness, attend trade shows and find new customers and due to costs related to operating for a full 12 months in 2020.

Historical results and cash flows:

The company will continue to make efforts to expand sales in target end uses and regions. We expect to continue to see increases in demand but can not guarantee what the market will do. As sales revenue increases we expect to leverage economies of scale providing better profitability over fixed overhead costs.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has approximately $85,000 inventory of raw materials and approximately $87,700 in finished goods, $23,900 in cash on hand plus accounts receivable of $27,000 and ongoing incoming orders. As of April 16, 2021, the company has approximately $4,330 in shareholder loans outstanding.

As of today, April 21st, the Company has $23,900 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised in this campaign will allow the company to accelerate the sales and marketing efforts and the overall growth plan of the company. The funds will allow the company to hire a dedicated professional sales team that will help achieve higher sales, additional marketing funds and working capital to support the increase in sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will increase the probability of success of the company's growth plan at a faster rate than without the investments. Funds raised to date have been used in marketing the fundraising, portal and administrative fees and efforts to promote the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We expect the company to be able to continue operating for the next 24 months with current sales and cash generation and burn rate. 18 months of historical sales and operating costs are the basis for this estimate.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect the company to be able to continue operating for the next 24 months with current sales and cash generation and burn rate. The past 24 months of historical sales and operating costs are the basis for this estimate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has the potential but no specific plans to gain a line of credit for working capital and has individuals that have expressed interest in investing in the company.

Indebtedness

- **Creditor:** Jessica Morgan

Amount Owed: $348,000.00
Interest Rate: 0.0%
Maturity Date: July 31, 2025

- **Creditor:** Jared Elliott
  Amount Owed: $3,729.86
  Interest Rate: 2.0%
  Maturity Date: January 31, 2021
  $3,729.86 is the remaining balance of the shareholder loan of $45,863.

Related Party Transactions

- **Name of Entity:** Jared Elliot
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $3,729.86 is the remaining balance of the shareholder loan of $45,863.
  Material Terms: Maturity date of January 31, 2021 with an interest rate of 2%

Valuation

Pre-Money Valuation: $8,091,270.00

Valuation Details:

Terra Biotics hired an external group experienced in company valuations to conduct the valuation based on the International Accounting Standard Board (IASB) internationally accepted valuation methodologies for arriving at the fair value of a business namely, the Scorecard Method, the Income Approach using Discounted Cash Flows, the Market Approach and by using comparable EV/EBITDA multiples.

The valuation used an average of the Discounted Cash Flows method, which reached a value of $15,963,015 and calculated the EV/EBITDA value using industry normal multiplier of 13.9, which was gathered from the NYU Stern database for Agriculture supplies and fertilizers. The EV/EBITDA value was calculated at $19,272,629. The average of these two values was $17,617,822 and discounted by the Scorecard multiplier of 0.52 to reach a final estimated valuation of $9,161,267. The Company further discounted the valuation to $8,091,270 considering the funds expected to be raised in this Reg CF campaign.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, outstanding options, warrants, or other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as

follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  The funds would provide working capital to allow the company to build towards its growth goals.

If we raise the over allotment amount of $250,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  31.5%
  Target customers in high growth regions with highly capable sales staff that have strong industry knowledge, connections and the ability to increase sales

- *Marketing*
  30.0%
  Drive brand awareness, recognition and credibility within target markets. This will help enable the sales staff to effectively increase sales with our proven products.

- *Research & Development*
  15.0%
  Launch our new potting soil that complements the existing product portfolio. Expand and upgrade our organic certifications.

- *Operations*
  10.0%
  As the company grows we will expand on our operations to support the growth

- *Working Capital*
  10.0%
  Working capital is the foundation to be able to support the increase in sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://terrabiotics.com/ (www.terrabiotics.com/financialinfo).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/terra-biotics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Parvus Capital Corporation

[See attached]

Terra Biotics™
Healthy Soil Optimum Growth

I, Jared Elliott, the President of Parvus Capital Corporation (DBA Terra Biotics, Inc), hereby certify that the financial statements of Parvus Capital Corporation and notes thereto for the periods ending Dec 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company filed Federal taxes on a Cash Basis for the year ending on Dec 31, 2020. The amounts reported on our tax returns were total income of $80,702; taxable income of -$75,563 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April, 20, 2021.

________________________ (Signature)

President
April 20, 2021

Parvus Capital Corporation
Income Statement
For the Year Ended December 31, 2020

	2020		2019	
Income				
Interest Income	$ 68		$ 37	
Sales	202,529		104,780	
EDIL and PPP Loan Forgiven	26,300			
Total Income		$ 228,897		$ 104,817
Cost of Goods Sold				
Cost of Goods Sold	132,285		52,309	
Total Cost of Goods Sold		132,285		52,309
Gross Profit		96,612		52,508
Operating Expenses				
Accounting Fees	2,879			
Advertising & Promotion	24,900		2,180	
Amortization	2,067			
Bank Service Charges	3,344		65	
Computer/Internet	3,679			
Depreciation	15,314			
Dues & Subscriptions	89			
Interest Expense	1,011			
Merchant Account Fees	4,337		304	
Meals & Entertainment	2,004			
Mileage Expenses	1,869		201	
Miscellaneous	3,195			
Office Supplies	2,329		178	
Payroll – Taxes	301		17,270	
Payroll – Employer's Share of Benefits	3,276		2,136	
Payroll – Salary & Wages	18,399		24,259	
Postage and Delivery	398			
Professional Fees	5,791		109	
Registrations/Certifications	140			
Rent Expense	33,000		18,900	
Repairs & Maintenance	3,703			
Taxes	384			
Travel	720			
Utilities	20,353		950	
Vehicle	79			
Insurance	1,405		100	
		154,966		66,652
		$ (58,354)		$ (14,144)
		=============		=============

See accountant's compilation report.

Parvus Capital Corporation
Cash Flow Statement
For the Year Ended December 31, 2020

	2020		2019	
Beginning Cash		$ 19,288		$ -
Operating Activities				
Net Income	$ (58,354)		$ (14,144)	
Non-cash Expenses	17,381		-	
Change in Inventory	11,264		(236,578)	
Change in Prepaid Expenses	42,133		(42,133)	
Change in Accounts Payable	(2,302)		6,384	
Change is Prepaid Revenue	10,000		-	
Change in Account Receivable	10,390		(16,829)	
Total Operating Activities		30,512		(250,722)
Investing Activities				
Purchase - Terra Biotics	-		(251,000)	
Total Investing Activities		-		(251,000)
Financing Activities				
Common Stock Purchase			127,146	
Note Payable Acquisition			348,000	
SBA Loan	14,900			
Shareholder Loans	(44,508)		45,863	
Total Financing Activities		(29,608)		521,009
Net Cash Change		904		19,287
Balance		$ 20,192		$ 19,287
		=========		=========

See accountant's compilation report.

Parvus Capital Corporation
Balance Sheet
For the Year Ended December 31, 2020

Assets		**2020**			**2019**	
Total Cash and Bank	$	20,192		$	19,288	
Accounts Receivable		6,439			16,829	
Inventory		172,736			184,000	
Prepaid Expenses					42,133	
Equipment		220,000			220,000	
Accumulated Depreciation		(15,314)				
Intangible Assets		31,000			31,000	
Accumulated Amortization		(2,067)				
Total Assets			$ 432,986			$ 513,250
			========			========

Liabilitities and Stockholder Equity
Liablities

Accounts Payable	$	856		$	2,700	
Prepaid Revenue		10,000				
Payroll Payable		2,930			2,859	
Payroll Tax Payable		296			825	
Shareholder Loan		1,355			45,863	
Note Payable - Terra Biotics Inc		348,000			348,000	
Note Payable - SBA		14,900			-	
Total Liabilities			$ 378,337			$ 400,247

Stockholder Equity

Common Stock		127,146			127,146	
Total Retained Earnings		(72,496)			(14,143)	
Total Equity			54,649			113,003
Total Liabilities and Stockholders Equity			$ 432,986			$ 513,250
			========			========

See accountant's compilation report.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Terra Biotics, Inc.

Organic Plant Nutrients


tm
Terra Biotics
Healthy Soil Optimum Growth

Website | Frisco, TX | AGRICULTURE | BUSINESS TO BUSINESS

$130,721 raised

229 Investors	**$8.09M** Valuation
$10.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$250K Offering Max	**9** Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Terra Biotics is a soil regeneration and organic fertilization system that helps farmers grow bigger, healthier crops and get more yield. Selling products since 2003, this company has a base of committed customers within the $952.7M organic fertilizer market. Terra Biotics has increased their revenue by over 210% from 2019 to 2020 so far.

Overview | Team | Terms | Updates 13 | Comments | Follow

Reasons to Invest

- Increasing sales: Terra Biotics generated $104.8K in revenue in 2019 and this year they have generated over $227K so far. Terra Biotics has an experienced leadership team with a history of growing multiple businesses and are prepared to continue this trajectory upward.
- Branding and marketing efforts: Since January, Terra Biotics' online and Instagram presence has been responsible for approximately $50K in sales, with their social media page generating more inquiries every day.
- Growing market: The organic fertilizer market is growing at a rate of 13.3% a year, reaching $2.08B in 2025.

Time tested and field proven, Terra Biotics is eager to expand

Terra Biotics products work with plants' natural ecosystems and processes to create a robust underground soil food web in which plants are able to reach their highest heights. With over $227K in 2020 revenue, we've already impressed many growers with our holistic, cost-effective system.

In a $952.7M organic fertilizer market, our products get results—without wreaking havoc on the environment in the process.

Rewards

Get rewarded for investing more into Terra Biotics, Inc.:

$200+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$200+
Investment
2 Acre Club
Invest $200 and you'll receive a 10% lifetime discount on up to $2,500 purchase per year.

$500+
Investment
50 Acre Club
Invest $500 and you'll receive a 15% lifetime discount on up to $3,500 purchase per year + we'll plant 3 trees in your honor.


Organically Bring Soil
Back To Full Fertility

$227K
Terra Biotics 2020 Revenue

$952.7M
2019 Organic Fertilizer Market

(Source)

THE PROBLEM

Chemical fertilizers: Bad for farmers, worse for the environment

In modern-day agriculture, the savvy farmer knows crops don't thrive all on their own. The right fertilizer helps crops withstand drought, disease, pests and more.

Yet the use of chemical fertilizers to boost yield has outlived its logic. Even when applied properly, large portions of these products fail to absorb into the soil and instead are simply washed away, polluting the surrounding environment. The product that does absorb kills the natural, life-giving biome present in healthy soil and replaces it with a short-lived burst of energy that doesn't provide the comprehensive nutrient offering plants need to reach their fullest potential.



Chemical fertilizers **pollute the environment** and **kill the natural, life-giving biome** present in healthy soil



$1,000+
Investment
100 Acre Club
Invest $1,000 and you'll receive a 20% lifetime discount on up to $5,000 purchase per year + we'll plant 10 trees in your honor.

$2,500+
Investment
250 Acre Club
Invest $2,500 and you'll receive a 25% lifetime discount on up to $10,000 purchase per year + 5% Bonus Shares + we'll plant 15 trees in your honor.

$5,000+
Investment
500 Acre Club
Invest $5,000 and you'll receive a 30% lifetime discount on up to $15,000 purchase per year + 10% Bonus Shares + we'll plant 20 trees in your honor + Call with the Founder.

$10,000+
Investment
1000 Acre Club
Invest $10,000 and you'll receive a 35% lifetime discount on up to $20,000 purchase per year + 15% Bonus Shares + we'll plant 25 trees in your honor + Annual call with the Founder for 3 years.

THE SOLUTION

Restoring the integrity of the soil by working with nature rather than against it

Terra Biotics is a system that combines organic fertilizer with beneficial soil microbes and works in harmony with the plant to create a healthy soil food web, break down nutrients into forms the plant can readily absorb, and attach with the root system for larger root reach and more effective nutrient capture.





Terra Biotics gives the full offering of everything plants need to grow healthy and strong
MACRO-NUTRIENTS
MICRO-NUTRIENTS
SOIL BIOLOGICALS
Terra Biotics tm
Healthy Soil Optimum Growth
Combines organic fertilizer with beneficial soil microbes to help:
plants expand their root zone
introduce microbes to break down nutrients into a form plants can absorb
protect plants from pathogens, disease, pests

Our vision is to help farmers grow bigger, healthier organic crops with higher yields and better flavor. We help them create premium products that they can charge a premium for.



Revitalize Your Soil For Best Growth!

THE MARKET

A growing desire to treat soil with respect

The organic fertilizer market for North America was $952.7M in 2019 and is estimated at $2.08B in 2025. The total market is growing at 13.3% a year, with certain segments growing more quickly at 22% a year.




N.A. ORGANIC FERTILIZER MARKET
$2.08B
13.3% CAGR
$952.7M
2019
2025

(Source)

In the U.S., the Oklahoma region has the fastest-growing demand for products that provide organic nutrients. Being headquartered in New Mexico, Terra Biotics is conveniently located to supply this area.


N.A. ORGANIC FERTILIZER MARKET
NUMBER OF ORGANIC FARMS, 2016
545
556
575
677
732
803
1059
1276
MN
VT
OH
WA
IA
PA
NY
WI

(Source)

OUR TRACTION

A history of making our customers happy—and a plan to get even more people on board with Terra Biotics

Terra Biotics was developed by its original owner in 2003 and had built up a devoted customer base even before we purchased it in 2019. This year, we supplied the very first USDA-certified organic hemp greenhouse in Texas, as well as one of the largest hemp seed production sites in the country. This greenhouse was then awarded the winner of the 2020 Taste of Texas Hemp Cup.


Supplied The First USDA Certified Organic Hemp Greenhouse


Taste of Texas
HEMP CUP
WINNER
2020

Our Customer, Garcia Bros Organics

TASTE OF TEXAS HEMP CUP 2020 WINNER

Since acquiring the assets in 2019, our 2019 revenue was $104.8K, and we have increased this by ~216.9% in 2020 so far. We have farmers who patch tested our products in 2020 and we believe they will be comfortable with converting their full farms to Terra Biotics in 2021.


TERRA BIOTICS REVENUE
$227K
~216.9% growth
$104.8K
2019
2020





CHECK US OUT IN

The Chronicle Journal
Daily Herald
The Morning Herald
StarTribune
WRAL.com
2KUTV
azcentral.

WHAT WE DO

Providing a whole system from the ground up

We buy carefully selected raw materials and then grind them to 150 microns or smaller. These materials are blended into various formulations, each designed for a different stage of growth. Our formulas are kept in dry form for easier shipping and storage.


Bloom Stage
Bloom Plus
Soluble Concentrate

When we receive online orders, we typically ship them within 24-48 hours using our existing stock. For larger wholesale orders, the manufacturing team prepares new products for shipment in 3-4 days.


Terra Biotics
Ultra-Bio Boost
SHIPPING
FROM EXISTING STOCK
24-48
Hours
NEW PRODUCTS -WHOLESALE
3-4
Days

In addition to selling uniquely beneficial formulas, we also often work directly with the farm to develop a feeding plan based on their crop, soil, etc.


Develop A Personalized
Feeding Program


Farms
Flower Gardens
General Purpose
Fruits/ Berries
Hemp/ Cannabis
Home Gardening
Hydroponics/ Vertical
Yard/ Landscaping

THE BUSINESS MODEL

Many routes to an eager market


3 SOURCES OF REVENUE
CONSULTANTS + RESELLERS + WHOLESALE
FARMERS + GROWERS
TOLL PRODUCTION



Sales to soil consultants, resellers, wholesale. Historically, these have been Terra Biotics' main routes to market and have resulted in a dedicated customer base.

Direct sales to farmers and growers. We use our Instagram accounts to repost our customers' experiences using Terra Biotics. This new social media presence has resulted in many inquiries from interested customers and is responsible for at least $50K in orders this year. We also believe this brand building will create a significant impact on demand from retail establishments and provide a higher-margin sales opportunity.

Toll production for other brands. Toll production allows us to run manufacturing when we have extra capacity and gain profitability on otherwise idle equipment.

HOW WE ARE DIFFERENT

Competing in a fragmented market with piecemeal products

Many fertilizer companies compete within a specialty formulation type, crop type or region. Some organic fertilizer companies sell products that are meant to be direct replacements for their chemical counterparts and provide only macronutrients. Other companies solely make biofertilizers using materials such as soil bacteria, mycorrhizae, fungi, other microbes, etc.


COMPETITORS OFFER PARTIAL SOLUTIONS WITH LESS THAN OPTIMIZED RESULTS
N
K
P
Macro-nutrients
Micro-nutrients
Soil Biologicals
TERRA BIOTICS COMBINES ALL OF THESE TO PROVIDE A FULL SOLUTION

Terra Biotics does it all. We aren't limited to just one factor within the growth ecosystem. We sell a complete system that provides the micronutrients, the macronutrients, the trace elements, and the biological elements that help soil do its thing.


High Growth
Maximize / Finishing
Bloom / Flowering
Kelp Plus
Super Calcium
Super Phosphorous
Compost Tea
Soil Preparation / Seedling
Ultra Humate


"I Couldn't Believe My Eyes When I Pulled My Plant Out From The Pot And The Root Ball Was So Massive!
Literally Like A Huge Mop. I'm A Believer Now And Will Never Change From Ultra-Bio Boost. Love Me Some Terra Biotics!"
- David - Oregon

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE VISION

Concentrating on rapidly growing segments of the market

As we continue to market the Terra Biotics brand and grow our presence both on- and offline, we plan to focus on specific regions, crops and growers that are expanding quickly in the market.


Focus On Specific Regions, Crops And Growers

OUR LEADERSHIP

Terra Biotics has the both the skills and the know-how needed to succeed

Our team combines robust manufacturing, strategy, and marketing expertise with scientific knowledge, growing experience, and industry advisors.
Terra Biotics President, Jared Elliott, alone has more than 25 years of leadership experience:

- Previously the President of Bestolife
- Jared held Directors roles at Celanese, where he helped billion-dollar businesses develop new products and build new sites around the world
- Led a team of 88 business leaders and strategic marketing members at DuPont
- Launched new products in multiple industries

WHY INVEST

It's time to take growth to the next level

Terra Biotics is reimagining the things fertilizer is able to do when it's allowed to work with nature rather than against it.


Fertilizer That Embraces Nature

We already have many happy repeat customers, and we believe this next phase of growth is coming at just the right time for us to really make an impact on the market.



April/May 2019



Company Launch!

Acquired proven product formulas, manufacturing equipment & know-how, raw materials, & IP used since 2003 to focus on the expanding organic farming market

August 2019



Branding Update

Terra Biotics launched new branding, logo and website to build online awareness and a better customer experience

Spring/Summer 2020



Positive Hemp Field Testing Results

Test plots showed the effectiveness of organic nutrients combined with biofertilizers on plants - 24% larger plants & 61% higher yields showed huge success!

August 2020


Ultra-Bio Boost

New Product: Ultra-Bio Boost

One of the country's largest hemp seed producers asked us for a biofertilizer with beneficial bacteria, mycorrhizae, fungi & microbes. Better than the competition & more cost effective!

October 2020



First Texas USDA certified organic hemp greenhouse

Our organic nutrients were used in & helped the very first USDA organic hemp greenhouse get certified in Texas. October was the first harvest

Summer 2020



Organic chili pepper farm in Mexico

Happy chili pepper farmer in Mexico adopts Terra Biotics organic nutrients

December 2020

Launched on StartEngine

Now YOU can own a part of our company! Be a part of a solution in a super fast growing market for organic fertilizers and beneficial microbes

February 2021



Anticipated: Launch Potting Soil!

We plan to launch a potting soil to complement our organic nutrient product line. This allows indoor growers a full product solution to fulfil the needs of their roots systems.

Spring 2021



Anticipated: Focus on high growth regions

A focused sales & marketing team will spend time working directly with growers and farmers in the highest growth regions of the country to better fill their needs

In the Press

SHOW MORE

Meet Our Team



Jared Elliott

President, Director, Treasurer, and Secretary

Jared has over 25 years leadership experience in strategy, marketing, building profitable businesses and growth. He earned an MBA from top tier school.

President of Bestolife - Oversaw all functions and drove strategic direction of the company. Launched new products, implemented pricing and profitability tools, pushed for improved sourcing costs, improved gross margin and overall profitability.

Director roles in Celanese for $1B businesses developing new products and building new sites around the world.

Director of Strategy & Marketing for $2.6B business in DuPont with 88 business unit leaders and strategic marketing team members reporting to him.

Led business unit in DuPont, developing and implementing a business plan to grow revenue significantly over 18 months.

Launched hundreds of millions dollars annual sales worth of new products in multiple industries.

Outside of work, Jared is the proud father of four great children, loves exploring foods from around the world and traveling.



Mark Aguilera

Operations Manager

Mark has over 28 years leadership experience in operations, customer relations, shipping and management roles. He has been working with the Terra Biotics team for over a decade.

Mark is the key person who gets things done while placing customer needs at the forefront. He leads our manufacturing, packaging and shipping teams and also has significant customer and certifier interaction.

Offering Summary

Company	Parvus Capital Corporation
Corporate Address	5000 Eldorado Pkwy, Suite 150-440, Frisco, TX 75033
Offering Minimum	$10,000.00
Offering Maximum	$250,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	25,000
Price per Share	$10.00
Pre-Money Valuation	$8,091,270.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

COVID Disclosure Language

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Offering Maximum

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$200 | 2 Acre Club

Invest $200 and you'll receive a 10% lifetime discount on up to $2,500 purchase per year.

$500 | 50 Acre Club

Invest $500 and you'll receive a 15% lifetime discount on up to $3,500 purchase per year + we'll plant 3 trees in your honor.

$1,000 | 100 Acre Club

Invest $1,000 and you'll receive a 20% lifetime discount on up to $5,000 purchase per year + we'll plant 10 trees in your honor.

$2,500 | 250 Acre Club

Invest $2,500 and you'll receive a 25% lifetime discount on up to $10,000 purchase per year + 5% Bonus Shares + we'll plant 15 trees in your honor.

$5,000 | 500 Acre Club

Invest $5,000 and you'll receive a 30% lifetime discount on up to $15,000 purchase per year + 10% Bonus Shares + we'll plant 20 trees in your honor + Call with the Founder.

$10,000 | 1000 Acre Club

Invest $10,000 and you'll receive a 35% lifetime discount on up to $20,000 purchase per year + 15% Bonus Shares + we'll plant 25 trees in your honor + Annual call with the Founder for 3 years.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Terra Biotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

16 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Terra Biotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Terra Biotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Watch for us on TV this week!

30 days ago

Watch for us on CNN, MSNBC and Bloomberg this week!

We continue to make progress on our fundraising, brand awareness campaigns and building our market facing commercial team thanks to your investments. Keep it up and thank you!

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Terra Biotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Terra Biotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Terra Biotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Terra Biotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

US Midwest losing topsoil

about 2 months ago

There was an article posted recently about the degradation and loss of topsoil and soil microbiology in the Midwest. This loss of topsoil means the soil has less nutrients, less carbon, less microbiology that the plants need to thrive.

Terra Biotics' products are made to counteract this and build healthy living soil filled with the nutrients and beneficial soil biology to support the roots of the plant and help the crops thrive. We add things such as fish, crab, soft rock phosphates, humic & fulvic acids, kelp, volcanic rock dust, worm castings, plus mycorrhizae, other types of fungi, many strains of beneficial soil bacteria and other microbes back into the soil.

Here is one recent article regarding a study on topsoil.
https://www.npr.org/2021/02/24/967376880/new-evidence-shows-fertile-soil-gone-from-midwestern-farms

Action towards our growth plan - Hiring Now!

2 months ago

Over the past year and a half we've worked to prove the products' value proposition, successfully had many growers use the products, and prove the overall concept of the business. We shared in our business plan that our next step is to build the commercial side of the business to accelerate our growth plan. Thanks to you, we have taken action towards that goal.

We hired a professional recruiter to help us find a top notch Territory Sales Manager for one of our target high-growth regions. The recruiter, Ag Hires, specializes in agriculture related recruiting and has experience in finding, vetting, and hiring these types of roles. Over the next several weeks we will be screening and interviewing many candidates with the experience, contacts in the industry and ability to talk directly to growers and get us into retail stores.

This is a great step forward to achieving our growth goals!

Congratulations to one of our award winning growers!

2 months ago

On February 1st, Garcia Brothers Organics won the award for **"Best of Texas Hemp - Smokable".** The winner was chosen out of several entrants by a panel of industry expert judges. **Garcia Brothers Organics** entered their Berry Blossom hemp pre-roll and won the top prize in this category for their super aromatic hemp flower.

2020 was the first year that hemp was allowed to be grown in Texas for decades. Hundreds of farmers and growers applied for licenses even though it was late in the growing season. Adrian Garcia, owner and operator of **Adrian Garcia Farms**, located in west Texas, has farmed cotton for the last three years on 200 acres of 100% USDA Certified Organic farmland. When the 2018 Farm Bill was signed, allowing for the cultivation of hemp, he turned his sights towards becoming one of the first organic farmers to grow hemp in Texas. He built a couple of greenhouses, sourced reliable CBD genetics and went through the USDA's rigorous organic certification process and started growing hemp.

Adrian and his brothers run Garcia Brothers Organics, which processes the hemp from the farm into several different commercially available products including organic CBD honey, hemp flower pre-rolls and several other items.

Adrian used Terra Biotics organic nutrients to grow his crop that won the award and has stated that he strongly believes that the Terra Biotics help make such a great end result. We are proud to see Adrian and team be successful!


GBO
GBO

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Terra Biotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Terra Biotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Growing through customer visits in Oklahoma

3 months ago

This past Thursday I took a road trip to visit some customers in Tulsa, Oklahoma. The original plan was to meet with one existing customer and a retail grow supply store that requested to sell our products in their store since they kept hearing good things and receiving requests from their existing customers. While making the 4 hour drive to Tulsa from Dallas I posted on Instagram that we were on the way to Tulsa and to contact me if anyone else wanted to meet up and discuss organic nutrients and biofertilizers. This ended up gaining two more meetings, an order, and a successful day.


Terra Biotics
Ultra-Bio Boost
Concentrated soil microbes & mycorrhizae
for cannabis & hemp

Ultra-Bio Boost is a concentrated soil biological additive that provides beneficial bacteria, mycorrhizae and fungi to the roots system

My first meeting was over lunch with a grower that regularly post things on social media about their success using our products. We had a great discussion about how he is using our products and about his growing methods. This grower cuts clones off of his successful mother plants, sells those to other growers and grows many plants to harvest as well. He uses our full product line from cutting until harvest. He explained that there are at least 30 other growers within a short drive of his site that we have yet to connect with.

The second meeting was a last minute meeting with a seed breeding company that I had previously met. Since our original meeting last summer he kept hearing positive things about us and is now interested in testing the products in their commercial seed production facility. Samples are heading their way as we speak!

While driving, another grower asked for the opportunity to meet to discuss their growing operation and how our organic nutrients would fit into their plans. We met over a coffee and discussed their growing plans, their needs, and how we could be a part of their operations. Had a great discussion and looking forward to working with them in their venture.

Between meetings, a grower messaged and wanted to discuss nutrients. During the course of the discussion, they made an order, which we shipped within 24 hours. They messaged us to let us know that it arrived and that they are excited to start feeding their plants.

We wrapped the day up with discussions with the owners and management of a retail grow supply store that wanted to learn more about our product line and the options to stock our products so they can start selling them to their existing customer base. They already carry a couple of well known product lines but feel that our products complement their current offering and fit well with their company strategy and direction. They focus on organic grow supplies and we agreed to move forward with supplying them products to resell.

The day's experience reinforced our plan to hire an outside sales person to focus on Oklahoma which is part of our growth plan. The face to face interaction is a key component that helps to accelerate the adoption rate of the products. Growers value the opportunity to discuss their individual needs. Hiring this outside sales expert will be one of the first actions we will take using the funds from the equity fundraising to accelerate our growth plans.

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Terra Biotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Terra Biotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SHOW MORE UPDATES

Comments (15 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Theodore V. SE OWNER 22 INVESTMENTS INVESTED 2 days ago
I have been waiting for a soil company to emerge on this platform, perhaps they can collaborate with Spero,and IX water to bring this all together as one...

Julio Antonio M. 1 INVESTMENT 2 months ago
On one of your comments you mention Mexico farmer clients. What is your view about growth within the US prior to exports or will you go for any export opportunity as they come? And have you made studies on recovery of depleted soils due to over exploitation, specially on single crop farming?

Jared Elliott - Terra Biotics, Inc. 2 months ago
Our main geographic focus is North America with most of our business is in USA. Our manufacturing site is very close to the Mexico border and we do have a few recurring customers in Mexico but most of our business is in the US.

We have worked with several farmers looking at their soil analysis reports and creating feeding protocols based on that to bring the soil up to it's potential. The results of those tests and the farmer's yields have shown significant improvement over time.

Love seeing the results! Please send us an email for a tailored plan for your grow

Theodore V. SE OWNER 22 INVESTMENTS INVESTED 2 months ago
ive been waiting for dirt to come along...Alas!!!...lets get dirty...!!!

Jared Elliott - Terra Biotics, Inc. 2 months ago
Let's make the soil healthy to grow strong roots and plants!

Fito c. 2 months ago
Very helpful article. Organic fertilization for crops in Mexico: https://fitochem.com/

Jared Elliott - Terra Biotics, Inc. 2 months ago
Thanks for sharing this article. We sell to organic jalapeno chili pepper farms in Mexico. Looking forward to expanding more there!

Mark M. 3 INVESTMENTS 3 months ago
Jared, my company has sold products very similar to your products. We have done well with Humic and Fulvic acid products. We had developed a large network of retail and wholesale accounts with these products but just could not get the support or answers from the parent company. We truly believe and have seen amazing results with these organic products, we are true believers. My question for you, one of our top retail products was an organic dry fertilizer in 25 and 50 lbs bags. The dry fertilizers could be used on turf, sport fields, landscape beds, gardens, trees, vegitables, and row crops. We developed a large following and had people that would drive close to a 100 miles to get this product. Have you played around with the thought of the dry products at all. We do sell the soluble products, but the general use dry was a great seller. Thank you for your response and dedication to these great products that can change the world.

Jared Elliott - Terra Biotics, Inc. 3 months ago
Mark,
Thank you for your question. We agree that humic & fulvic acids are a great addition that helps the soil and rhizosphere greatly. We include these ingredients in many of our formulas as well as sell a product called Ultra Humate that is focused on them.

Currently we focus dry powders that are water soluble and a few liquid products so that they can easily run through almost any irrigation system but we are open to developing and launching products in other formats such as dry or granules if there is a market need for them.

Having experienced investors and partners providing value add input such as this is one rrason why we were interested in the StartEngine portal and look forward to conversations and inputs going forward as we grow.

W Kim C. SE OWNER 62 INVESTMENTS 4 months ago
Hi Jared, Could you please comment on what IP the company currently owns? Thanks. Blessings

Jared Elliott - Terra Biotics, Inc. 4 months ago
Sure! The company holds trade secrets on the ingredient formulations, the manufacturing process and equipment to micronize the material down to ~150 microns allowing the product to be water soluble and/or small enough to run through a variety of irrigation systems. Not all commonly used organic nutrients will actually work well because some swell up and clog up farmer's equipment.

Using the right combination of soil biology allows the nutrients to become available to the plant when otherwise they are not biologically absorbable. The soil bacteria, microbes, fungi, mycorrhizae, etc are carefully chosen for their functionality. Some are related to making nitrogen available, some phosphates, potassium and other trace elements, while others are disease fighters. The mycorrhizae is very interesting as they symbiotically join with the root system and greatly expand the reach and ability to absorb nutrients.

We have found it best to hold these types of IP in trade secret form to protect our processes, formulations, and results.

R H V. 4 INVESTMENTS 4 months ago
If you would please add the information/bios of Team members that can substantiate the product(s). An MBA title and an Operations Manager may be useful, yet where's the Beef?

Jared Elliott - **Terra Biotics, Inc.** 4 months ago
Thanks for the comment and question

Jared has 25 years of experience in leading and managing companies through profitable growth. Most recently he was the President of a specialty manufacturing company where he implemented a plan to significantly increase the profitability of the company through Pricing Excellence, Smart Sourcing, launching into adjacent markets, implementing Market Backed Innovation and developing new products as well as growth in international markets.

Previous to that Jared held several executive and senior management roles in companies such as Celanese, DuPont and Japanese corporations. He was the Director of Strategy & Marketing for a $2.6B business in DuPont, launched products that sold hundreds of millions of dollars in sales a year and led and grew multiple business units within these companies.

For more information please see Jared's LinkedIn profile at:
https://www.linkedin.com/in/elliottjared/

Sagar P. 55 INVESTMENTS 4 months ago
How was the valuation derived?? A company with less than 2 year history has $10 Million Valuation needs real justification. Do you have revenues?? If yes, please provide for last 2 years....

Jared Elliott - **Terra Biotics, Inc.** 4 months ago
Thanks for your question and comments.

Terra Biotics hired an external group experienced in company valuations to conduct the valuation based on the International Accounting Standard Board (IASB) internationally accepted valuation methodologies for arriving at the fair value of a business namely, the Scorecard Method, the Income Approach using Discounted Cash Flows, the Market Approach and by using comparable EV/EBITDA multiples.

The valuation used an average of the Discounted Cash Flows method, which reached a value of $15,963,015 and calculated the EV/EBITDA value using industry normal multiplier of 13.9, which was gathered from the NYU Stern database for Agriculture supplies and fertilizers. The EV/EBITDA value was calculated at $19,272,629. The average of these two values was $17,617,822 and discounted by the Scorecard multiplier of 0.52 to reach a final estimated valuation of $9,161,267. The Company further discounted the valuation to $8,091,270 considering the funds expected to be raised in this Reg CF campaign.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, outstanding options, warrants, or other securities with a right to acquire shares, or any shares reserved for issuance under a stock plan.

Here is some additional background in addition to the revenue numbers shared above in the description. 18 months ago Terra Biotics acquired the assets, formulas, IP, equipment, processes, etc for the organic fertilizer products that work very well. In 2020 we spent significant time with growers, agronomists, soil consultants, soil biologists to test product value, performance and usability. One grower achieved 24% larger plants and 61% higher yield on his one acre test plot. Multiple others have seen 25% and even up to double the yields in corn, wheat and soybeans. The first USDA certified organic greenhouse in Texas for growing hemp recently won the People's Choice award for the best hemp flower in the state of Texas. (note legal disclaimer: "May not be representative of the experience of other customers and is not a guarantee of future performance or success")

The ~$1B organic fertilizer market in North America is growing at over 13% a year according to the Mordor Intelligence report and segments within that are growing at 22% a year.

The combination of an experienced leadership team that has launched and grown several successful products and businesses over the past 25 years, a fast growing market, products that are receiving very positive reviews and results and timing is a good combination for growth potential going forward.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We've all seen many using chemicals to grow crops. We believe we have a better solution. We're focusing on the foundation of the plant and what those plants need to thrive - a healthy soil food web and a robust root system.

We make a full meal for the soil and plant with a blend of organic macronutrients and micronutrients combined together with beneficial soil bacteria, fungi, mycorrhizae and other microbes that build healthy soil and work together with the plant's root system to help the plant thrive! Growers get healthier, larger plants that get higher yields and great flavor.

The demand for organic fertilizer is booming with approximately $1B sold in 2019 and demand growing at over 13% a year. People want less chemicals in their foods.

See what growers have to say about the products - they love it <insert three testimonial quotes in graphics>

We've worked with experts - botanists, agronomists, soil biologists, farmers and growers testing and getting feedback on our formulations. We've confirmed the value provided by the products. In 2020 we grew sales by 210% over 2019 and now it is time to go full speed for growth in 2021!

I have grown multiple businesses profitably and have launched products with hundreds of millions of dollars of sales in the past. I'm excited to try and do the same with Terra Biotics.

The 2021 growing season starts soon. Join our team and be a part of this growth story!

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.